legal & compliance, llc

laura aNTHONy, esq. LAZARUS ROTHSTEIN, ESQ. chad FRIEND, ESQ., LLM MARC S. WOOLF, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM
OF COUNSEL: JohN CACOMANOLIS, ESQ. CRAIG D. LINDER, ESQ. PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ.	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

January 5, 2017

CORRESPONDENCE FILING VIA EDGAR ONLY

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-4 and Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

On behalf of IEG Holdings Corporation (the “Company”), filed herewith is a registration statement on Form S-4 (the “Form S-4”) and a tender offer statement on Schedule TO (the “Schedule TO”).

On December 27, 2016, the Company submitted to the Office of Chief Accountant of the Division of Corporation Finance, via email, an application to dispense with the auditor consent requirement pursuant to Rule 437 under the Securities Act of 1933, as amended (the “Waiver Request”). On January 5, 2017, Ms. Patricia Weber, a Compliance Specialist with my firm, spoke with Mr. Craig Olinger, Deputy Chief Accountant with the Office of Chief Accountant of the Division of Corporation Finance regarding the Waiver Request. Mr. Olinger indicated that he had reviewed the Waiver Request and confirmed that, assuming no change in circumstances, he saw no reason why the Commission would not issue an order granting the Waiver Request at the appropriate time.

If the Staff has any comments regarding the Form S-4 (or any amendments thereto), the Schedule TO (or any amendments thereto) or the Waiver Request, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:       Paul Mathieson/IEG Holdings Corporation

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